September 27,
2019

David DiDomenico
Chief Executive Officer and President
Osprey Technology Acquisition Corp.
1845 Walnut Street, 10th Floor
Philadelphia, PA 19103

       Re: Osprey Technology Acquisition Corp.
           Amendment No. 4 to
           Draft Registration Statement on Form S-1
           Submitted September 23, 2019
           CIK No. 0001753539

Dear Mr. DiDomenico:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement Submitted September 23, 2019

Risk Factors
"Our amended and restated certificate of incorporation will provide . . .", page 55

1. We note your disclosure that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters. We also note your disclosure in Exhibit 3.1(d) that this provision excludes "any action arising under the federal securities laws, . . . [where] the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction" and does not apply to "suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction." Please clearly disclose in your filing,
 David DiDomenico
Osprey Technology Acquisition Corp.
September 27, 2019
Page 2
      here and on page 124, how your exclusive forum clause applies to actions arising under the federal securities laws, including that state and federal courts shall have concurrent jurisdiction. As a related matter, we note your disclosure that you may incur additional costs if a court were to find the provision to be inapplicable or unenforceable. Please amend your disclosure to discuss whether there is any specific question regarding the enforceability of the provision.
       Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545 or Mara Ransom,
Assistant Director, at (202) 551-3264 with any questions.



                                                            Sincerely,
FirstName LastNameDavid DiDomenico
                                                            Division of
Corporation Finance
Comapany NameOsprey Technology Acquisition Corp.
                                                            Office of Consumer
Products
September 27, 2019 Page 2
cc:       Mark E. Rosenstein
FirstName LastName